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February 22, 2012
VIA EDGAR (As Correspondence)

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attn:       Jennifer Thompson,
Accounting Branch Chief

Re:           SPAR Group, Inc.
Your File No. 000-27408
Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 15, 2011

Confirmation of Extension of Time to Respond to Staff Comments Dated February 16, 2012.

Dear Ms. Thompson:

Reference is made to your letter dated February 16, 2012 (the "Comment Letter"), to Gary S. Raymond, Chief Executive Officer and President, of SPAR Group, Inc. (the "Corporation"), concerning the staff's comments following its review of the Corporation's periodic filings on Form 10-K for the year ended December 31, 2010, as filed with the SEC on March 15, 2011.

This letter confirms that on February 22, 2012, the Corporation's Chief Financial Officer, James R. Segreto, contacted Sondra Snyder, a Staff Accountant, and requested an extension to the response deadline stated in the Comment Letter, and Ms. Snyder granted an extension to March 16, 2012.

The Corporation acknowledges and confirms that it will submit a letter specifically addressing the comments raised in the Comment Letter by no later than March 16, 2012.

Very truly yours,

SPAR Group, Inc.

By: /s/ James R. Segreto_______________
James R. Segreto, Chief Financial Officer

CC:          Gary S. Raymond
Lawrence David Swift, Esq.
Rick Hester